Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the 2009 Annual Consolidated Financial Statements and the June 30, 2010 Interim Consolidated Financial Statements which we prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP is disclosed in note 20 to the 2009 Annual Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of July 16, 2010.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act, section 21E of the U.S. Exchange Act, and applicable Canadian securities legislation, including, without limitation, statements related to our future growth; trends in our industry; our financial or operational results including our quarterly guidance, the impact of recent program wins on our financial results, and anticipated expenses, benefits or payments; our financial or operational performance; our financial targets; our expectations regarding our proposed Normal Course Issuer Bid (NCIB), including its approval, timing, and permitted number of shares to be repurchased thereunder; and our conversion from Canadian GAAP to International Financial Reporting Standards. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations, including responding to significant changes in demand from our customers; the challenges of managing rising labor costs; our inability to retain or expand our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer activities; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency fluctuations; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers; and the risk of non-approval of our NCIB.  Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days and can fluctuate significantly in terms of volume or mix of products; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with Canadian securities regulators.

Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions to original equipment manufacturers (OEMs) in the consumer, enterprise computing, communications, industrial, aerospace and defense, healthcare and green technology markets. We believe our services and solutions will help our customers reduce their time-to-market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through full-service centers of excellence, strategically located around the world. Through our Ring Strategy, we strive to align a network of suppliers in proximity to these centers in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other sites around the globe with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

Through our centers of excellence and the deployment of our Total Cost of Ownership™ (TCOO) Strategy, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers’ products, which can help drive greater levels of efficiency and improved service levels throughout our customers’ supply chains.

Our targeted end markets include consumer (comprised primarily of smartphones), enterprise computing (comprised of servers and storage), communications (comprised of enterprise communications and telecommunications), industrial, aerospace and defense, healthcare and green technology. We offer a full range of services to our customers including design, manufacturing, engineering, order fulfillment, logistics and after-market services. We are focused on expanding these service offerings across our major markets with existing and new customers. In particular, we intend to invest in assets and resources to expand our design, engineering and after-market service capabilities and to grow our business in the commercial aerospace and defense, healthcare, industrial and green technology end markets, while continuing to pursue higher-value opportunities with existing customers. We are seeking acquisition opportunities to grow in these areas; our acquisition earlier this year of Scotland-based Invec Solutions Limited (Invec) is expected to enhance our after-market services offering.

Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. In the aggregate, our top 10 customers represented 71% of revenue for the first half of 2010 (71% for the year ended December 31, 2009).

The products and services we provide serve a wide variety of end products, including smartphones; networking, wireless and telecommunications equipment; storage devices; servers; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; audiovisual equipment, including set-top boxes; printers and related supplies; peripherals; and a range of industrial and green technology electronic equipment.

We believe we are well positioned to compete effectively in the EMS industry, given our financial strength and our position as one of the major EMS providers worldwide. Our priorities include (i) growing revenue through organic program wins and acquisitions; (ii) improving financial results including operating margins, return on invested capital (ROIC) and cash flow performance; (iii) developing and enhancing profitable relationships with leading customers across our strategic target market segments; (iv) broadening the range of services we offer to our customers; and (v) growing our capabilities in services and technologies that can expand our revenue base beyond our traditional areas of EMS expertise. We believe that success in these areas will result in improved financial performance and enhanced shareholder value.

We have established financial targets that we will be working towards through fiscal 2012.  These targets include achieving a compound annual revenue growth rate of 6% to 8%, and generating the following performance on various non-GAAP measures: annual operating margin of 3.5% to 4.0%, annual ROIC of greater than 20%, and annual free cash flow of between $100 million and $200 million. Based on our current assumptions, we are tracking to meet these targets. These targets are subject to change based on, among other factors, the overall economic environment, the success of our specific customers, and the rate, pace and scale of investments we may choose to make over the 3-year period. Our financial targets for operating margin, ROIC and free cash flow are non-GAAP measures without standardized meanings and are not necessarily comparable to similar measures presented by other companies.  Management uses non-GAAP measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, both internally and against operating results of competitors, (iii) enhance investors’ understanding of the core operating results of our business and (iv) set management incentive targets. For more information on these non-GAAP measures, see pages 17-19.

Overview of business environment:

The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by large revenue opportunities, operating margins are comparatively low and aggressive pricing pressure is a common business dynamic. Capacity utilization is an important factor affecting operating margins. The amount of available manufacturing capacity and the location of that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC, which is primarily affected by operating margins and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited, making revenue in each of our end markets difficult to predict. This is due primarily to the shorter product lifecycles inherent in technology markets, rapid shifts in technology for our customers’ products and general volatility in economic conditions. The global economic downturn and volatile capital markets have negatively impacted the operations of most EMS providers, including Celestica.

Revenue of $3.1 billion for the first half of 2010 increased 8% from the same period in 2009, resulting primarily from programs wins from new and existing customers and increased demand as a result of an improving economic environment, which more than offset declines in volume from certain customers.  Although the global economy has recovered somewhat from the economic downturn, we continue to be cautious and expect end market growth to remain modest throughout the balance of 2010.  Recent demand increases have resulted, and may continue to result, in some component and material shortages. Component shortages can delay production as well as all revenue relating to products using those components, and has resulted and may result in us carrying higher levels of inventory and extended lead times. We procure substantially all of our component and materials pursuant to individual purchase orders which are generally short-term in nature. To date, we have not been materially impacted by these shortages; however, if this trend becomes more widespread, these factors could adversely impact our financial results. In addition, the uncertainty with respect to rising labor costs, particularly in Asia, could also adversely impact our financial results if we are unable to adjust our pricing to our customers. Our business is also affected by customers who will sometimes shift production between EMS providers based on pricing concessions or their preference for consolidating their supply chain. Customers may also choose to accelerate the amount of business they outsource, or in some cases may insource previously outsourced business. These factors have impacted, and will continue to impact, our restructuring actions, our ability to grow revenue and our level of capital expenditures, as we respond to our customers’ actions.

Summary of Q2 2010

The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Revenue	$1,402.2	$1,585.4	$2,871.6	$3,103.5
Gross profit	101.7	107.6	212.9	213.3
Selling, general and administrative expenses (SG&A)	61.9	61.3	129.3	121.8
Net earnings (loss)	5.3	(6.1)	24.5	19.8
Basic earnings (loss) per share	$0.02	$(0.03)	$0.11	$0.09
Diluted earnings (loss) per share	$0.02	$(0.03)	$0.11	$0.09

	December 31	June 30
	2009	2010
Cash and cash equivalents	$937.7	$683.9
Total assets	3,106.1	2,784.8
Long-term debt	222.8	—

Revenue for the second quarter of 2010 increased 13% from the same period in 2009. Specifically, end-market revenue increased as follows: consumer — 41%; servers — 26%; industrial, aerospace and defense, and healthcare — 23%; storage — 13%; and enterprise communications — 10%.  These increases were primarily due to program wins from new and existing customers and increased demand as a result of an improving economic environment.  These increases were partially offset by a 28% decrease in revenue from our telecommunications end market, driven primarily by declines in demand and customer insourcing.  Our production volumes and revenue vary each period because of the impacts associated with changes in demand for the products we manufacture, program wins or losses with new, existing or disengaging customers, and the impact of seasonality for various end markets, among other factors. Our consumer end market continues to be our largest segment, representing 28% of revenue for the second quarter of 2010 compared to 22% for the second quarter of 2009.

Gross profit for the second quarter of 2010 increased 6% from the same period in 2009, while revenue increased 13% for the same period. The increase in gross profit was due to increased volumes and benefits from cost reduction efforts, offset partially by changes in product mix. Gross margin as a percentage of revenue decreased to 6.8% for the second quarter of 2010 compared to 7.3% for the same period in 2009 primarily due to changes in product mix and pricing.  Gross margin for the quarter was also negatively impacted by 0.2% from higher variable compensation costs which was offset by an inventory valuation reversal which positively impacted gross margin by 0.2%.

SG&A for the second quarter of 2010 was relatively flat compared to the same period in 2009. The benefits of our cost reduction efforts were offset by a $5 million increase in variable compensation costs.

During 2008 and 2009, we announced various restructuring actions. Combined, we expect to incur total restructuring charges of between $150 million and $175 million.  Since the beginning of 2008, we have recorded total restructuring charges of $150.3 million. Of that amount, $23.8 million was recorded in the second quarter of 2010. We expect to complete these restructuring actions by the end of 2010.

Net loss for the second quarter of 2010 was $6.1 million compared to net earnings of $5.3 million for the same period in 2009.  The improvements in operating earnings from the second quarter of 2009, along with the reductions in interest expense were more than offset by the additional provisions for certain tax audits, resulting in the loss for the second quarter of 2010.

During the second quarter of 2010, we paid $14.1 million in cash for the purchase of shares in the open market by a trustee to satisfy our obligation to deliver shares under our long-term incentive plans. These shares are delivered to employees as their share unit awards vest.  We classify these shares for accounting purposes as treasury stock on our consolidated balance sheet.

In July 2010, we entered into an agreement to acquire the shares of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider focusing on diagnostic imaging products.  This acquisition is expected to strengthen our healthcare offering.  We expect to complete this acquisition during the third quarter of 2010.

On July 23, 2010, we announced our intention to file a NCIB to repurchase, at our discretion during the next 12 months, up to approximately 18 million, or 9%, of our subordinate voting shares on the open market. The number of subordinate voting shares which may be purchased will be reduced by the number of subordinate voting shares purchased for employee equity-based incentive programs.  Any subordinate voting shares purchased under the NCIB will be cancelled. This plan is subject to the approval of the Toronto Stock Exchange.

Other performance indicators:

In addition to the key operating results and financial information described above, management regularly reviews the following measures:

Cash Cycle Days:

	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Days in accounts receivable	56	50	49	46	49	46
Days in inventory	50	47	42	40	45	43
Days in accounts payable	(63)	(55)	(57)	(56)	(61)	(57)
Cash cycle days	43	42	34	30	33	32

Inventory turns	7.3x	7.8x	8.7x	9.1x	8.1x	8.4x

Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P. Beginning with the fourth quarter of 2009, we excluded accrued liabilities from the average A/P balance when calculating A/P days. We have recalculated our days in A/P and our cash cycle days for prior periods to reflect this change. Inventory turns is calculated as 365 divided by the number of days in inventory.

Cash cycle days for the second quarter of 2010 improved from the same period in 2009 by ten days. A/R and inventory days each improved by four days from the second quarter of 2009. The year-over-year improvement in A/R reflects the continued strong collection efforts driven in part by changes in customer payment terms.  In addition, the A/R and inventory days for the second quarter of 2009 were adversely impacted by the weaker revenue levels in the second quarter of 2009. Cash cycle days for the second quarter of 2010 improved by one day compared to the first quarter of 2010.

Management also reviews other non-GAAP measures including adjusted net earnings, operating margin, ROIC and free cash flow. See pages 17-19.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to U.S. GAAP, as disclosed in note 20 to the 2009 Annual Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates and assumptions on a regular basis, taking into account historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions.

Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the 2009 Annual Consolidated Financial Statements. The critical accounting policies that are impacted by judgments, assumptions and estimates used in the preparation of our financial statements are described in the 2009 MD&A included in our Annual Report on Form 20-F.

Operating Results

Our annual and quarterly operating results vary from period-to-period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customer orders will vary due to variation in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by: the mix of products manufactured, volumes and seasonality of business in each of our end markets; price competition; the mix of manufacturing value-add; capacity utilization; manufacturing effectiveness and efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs associated with ramping new programs; customer product delivery requirements; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers; the ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; the timing of expenditures in anticipation of forecasted sales levels; the timing of acquisitions and related integration costs; and other factors.

In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, mergers and consolidation among OEMs, as well as decisions to adjust the volume of business being outsourced. Our operating results for each period include the impacts associated with program wins or losses with new, existing or disengaging customers. Customer or program transfers between EMS competitors are part of the competitive nature of our industry. Significant period-to-period variations can result from the timing of new programs reaching full production, existing programs being fully transferred to a competitor and programs reaching end-of-life.

The following table sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	92.7	93.2	92.6	93.1
Gross profit	7.3	6.8	7.4	6.9
SG&A	4.4	3.9	4.5	3.9
Amortization of intangible assets	0.3	0.2	0.3	0.3
Other charges	1.5	1.5	1.2	1.2
Interest expense, net of interest income	0.8	0.1	0.7	0.2
Earnings before income taxes	0.3	1.1	0.7	1.3
Income tax recovery (expense)	0.1	(1.5)	0.2	(0.7)
Net earnings (loss)	0.4%	(0.4)%	0.9%	0.6%

Revenue:

Revenue for the second quarter of 2010 increased 13% from the same period in 2009. Specifically, end-market revenue increased as follows: consumer — 41%; servers — 26%; industrial, aerospace and defense, and healthcare — 23%; storage — 13%; and enterprise communications — 10%.  These increases were primarily due to program wins from new and existing customers and increased demand as a result of an improving economic environment. These increases were partially offset by a 28% decrease in revenue from our telecommunications end market, driven primarily by declines in demand and customer insourcing.

Revenue for the first half of 2010 increased 8% from the same period in 2009. Specifically, end-market revenue increased as follows: storage — 35%; consumer — 18%, servers — 11%; industrial, aerospace and defense, and healthcare — 10%, and enterprise communications — 9%.  These increases were primarily due to program wins from new and existing customers and increased demand as a result of an improving economic environment.  These increases were partially offset by a 25% decrease in our telecommunications revenue, driven primarily by declines in demand and customer insourcing. Our production volumes and revenue vary each period because of the impacts associated with changes in demand for the products we manufacture, program wins or losses with new, existing or disengaging customers, and seasonality, among other factors. Although the global economy has recovered somewhat from the economic downturn, we continue to be cautious and expect modest revenue growth throughout the balance of 2010.

The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	Three months ended
	June 30 2009	March 31 2010	June 30 2010
Consumer	22%	29%	28%
Enterprise Communications	23%	21%	22%
Telecommunications	20%	14%	13%
Storage	12%	14%	12%
Servers	12%	12%	14%
Industrial, Aerospace and Defense, and Healthcare	11%	10%	11%

Our revenue and operating results vary from period-to-period depending on the level of demand and seasonality in each of our end markets, the mix and complexity of the products being manufactured, the timing of receiving components and materials, and the impact associated with program wins or losses with new, existing or disengaging customers, among other factors.  Although we have diversified our end markets over the past several years, we are dependent on a limited number of customers in the consumer (comprised primarily of smartphones), communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of servers and storage) end markets for a substantial portion of our revenue.

The consumer market was our largest end market representing 28% of total revenue for the second quarter of 2010, with over two-thirds of our consumer business generated by one smartphone customer. The year-over-year increase in consumer revenue as a percentage of total revenue reflected program wins from new customers and from existing customers, primarily in smartphones, which more than offset declines in volume from certain customers. Although our consumer revenue for the second quarter of 2010 was relatively flat sequentially, its percentage of total revenue decreased from 29% to 28% due to the overall increase in total revenue for the quarter. The year-over-year decrease in telecommunications revenue as a percentage of total revenue is driven primarily by declines in demand and customer insourcing.

For the second quarter of 2010, two customers individually represented more than 10% of total revenue (one customer — first half of 2010). Our largest customer, who is in our consumer end market, accounted for 20% of total revenue for the second quarter of 2010 (17% for the year ended December 31, 2009).  For the second quarter of 2009, three customers individually represented more than 10% of total revenue (two customers — first half of 2009). Whether any of our customers individually account for more than 10% of revenue in any period depends on various factors affecting our business with that customer or with other customers, including overall changes in demand for a customer’s product, seasonality of business, new program wins or losses, the phasing in or out of programs, price competition and changes in our customers’ supplier base or supply chain strategies.

The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Three months ended
	June 30 2009	March 31 2010	June 30 2010
Top 10 customers	70%	70%	72%

Our recent success in the smartphone market, which is part of our consumer segment that represented 28% of total revenue in the second quarter of 2010, was driven primarily by new program wins with our largest customer. In general, business in the consumer segment, and in particular smartphones, is characterized by shorter product lifecycles, significant increases or decreases in program volumes based on strength in end-market demand, rapid changes in consumer preferences for these products and devices, and greater ease in shifting these products among EMS competitors. Our increased exposure to this segment may make revenue more volatile and could result in increased risk to our financial results.

We are dependent upon continued revenue from our largest customers.  We generally enter into master supply agreements with our customers that provide the framework for our overall relationship.  These agreements do not typically guarantee a particular level of business or fixed pricing.  Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from our largest customers or any other customers will not decrease in absolute terms or as a percentage of total revenue. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations.

We believe that delivering sustainable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also actively pursue new customers to expand our end-market penetration and diversify our end-market mix. To achieve this, we are focused on offering and increasing our investments in innovative supply chain solutions which include design, manufacturing, engineering, order fulfillment, logistics and after-market services. We are seeking acquisition opportunities to diversify our customer base, enhance our capabilities, or add new technologies or capabilities to our offerings. In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. If they do not, this could have a material adverse impact on our results of operations.

Significant period-to-period variations can result if new program wins or replacement business are more competitively priced than past programs.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Gross profit (in millions)	$101.7	$107.6	$212.9	$213.3
Gross margin	7.3%	6.8%	7.4%	6.9%

Gross profit for the second quarter of 2010 increased 6% from the same period in 2009 primarily due to increased volumes and benefits from cost reductions efforts, offset partially by changes in product mix. Gross margin as a percentage of revenue decreased in the second quarter of 2010 compared to the same period in 2009, primarily due to changes in product mix and pricing.  During the second quarter of 2010, gross margin was also negatively impacted by 0.2% from higher variable compensation costs which was offset by an inventory valuation reversal of 0.2%. The inventory recovery reflected changes in the estimated reserves for our inventory resulting from our strong inventory performance reflected by lower levels of aged inventory and improved recoverability.  Gross margin as a percentage of revenue decreased for the first half of 2010 compared to the same period in 2009 primarily due to changes in product mix and pricing.  Higher variable compensation costs also negatively impacted gross margin by 0.3% for the first half of 2010.

Multiple factors cause gross margin to fluctuate including: product volume and mix; production efficiencies; utilization of manufacturing capacity; material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; cost structures at individual sites; pricing pressures from competitors; foreign exchange volatility; the availability of components and materials; and other factors. Our gross margin may be impacted in the future by rising labor costs in Asia.  There is uncertainty concerning the timing and amount of potential labor cost increases, particularly in China. If we are unable to adjust our pricing to our customers, our gross margin will be negatively impacted.

Selling, general and administrative expenses:

SG&A for the second quarter of 2010 was relatively flat at $61.3 million (3.9% of revenue) compared to $61.9 million (4.4% of revenue) for the same period in 2009.  The benefits of our cost reduction efforts were offset by a $5 million increase in variable compensation costs. The decrease in SG&A as a percentage of revenue for the second quarter of 2010 compared to the same period in 2009 reflects the higher revenue levels in the second quarter of 2010.

SG&A for the first half of 2010 decreased 6% to $121.8 million (3.9% of revenue) compared to $129.3 million (4.5% of revenue) for the same period in 2009. The overall decrease in SG&A, on an absolute dollar basis, for the first half of 2010 reflects the benefits of our cost reduction efforts, offset in part by a $4 million increase in variable compensation costs.  The decrease in SG&A as a percentage of revenue for the first half of 2010 compared to the same period in 2009 primarily reflects decreased spending as well as the higher revenue levels in the first half of 2010.

Stock-based compensation:

We recorded the following stock-based compensation costs, included in cost of sales and SG&A, for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Stock option awards	$1.6	$1.2	$3.3	$2.4
Restricted share unit awards(a)(b)	6.7	9.5	11.4	17.3
	$8.3	$10.7	$14.7	$19.7

(a)          We have the option to settle restricted share unit awards in the form of shares or cash. Historically, we have settled share unit awards with shares purchased in the open market by a trustee. The cost of equity-settled awards is based on the market value of our subordinate voting shares at the time of grant. We amortize this cost to compensation expense over the vesting period on a straight-line basis, with a corresponding charge through contributed surplus. During the fourth quarter of 2009, we elected to settle the share unit awards vesting in the first quarter of 2010 with cash. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. We recorded a mark-to-market adjustment of $2.2 million in the first quarter of 2010. Since management currently intends to settle future share unit awards in the form of shares purchased in the open market by a trustee, we will continue to account for these awards as equity awards.

(b)          During the second quarter of 2010, we paid $14.1 million in cash for the purchase of shares in the open market by a trustee to satisfy our obligation to deliver shares under our long-term incentive plans. These shares are delivered to employees as their share unit awards vest.  We classify these shares for accounting purposes as treasury stock on our consolidated balance sheet.

Other charges:

(i)                                     We have recorded the following restructuring charges for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Restructuring charges	$20.9	$23.8	$27.6	$31.9

In January 2008, we announced that restructuring charges of between $50 million and $75 million would be recorded throughout 2008 and 2009. In July 2009, we announced additional restructuring charges of between $75 million and $100 million to further reduce overhead costs and improve overall utilization. Combined, we expect to incur total restructuring charges of between $150 million and $175 million associated with this program. We have recorded $150.3 million of restructuring charges since the beginning of 2008. Of that amount, $23.8 million and $31.9 million, were recorded in the second quarter and first half of 2010, respectively. We expect to complete these restructuring actions by the end of 2010. As part of our restructuring actions, we have programs to sell owned facilities that are no longer used and are available for sale.  We will record the gains or losses on disposal of these facilities through restructuring charges.

As we complete these restructuring actions, we expect our overall utilization and operating efficiency to improve. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges. The recognition of these charges requires management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its initial recognition, requiring adjustments to our recorded expense and liability amounts.

Our restructuring actions included consolidating facilities and reducing our workforce, primarily in the Americas, Europe and the Philippines. Our restructuring liability is recorded in accrued liabilities. All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the market place and/or our exit from less profitable or non-strategic operations.

(ii)                                  We have recorded the following charges related to the debt repurchases for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Loss (gain) on repurchase of Senior Subordinated Notes (Notes)	$—	$—	$(9.1)	$8.8
Write-down of embedded prepayment option	—	—	15.6	—
	$—	$—	$6.5	$8.8

In March 2010, we paid $231.6 million to repurchase the remaining Senior Subordinated Notes due 2013 (2013 Notes) and recognized a loss of $8.8 million, primarily as a result of the premium we paid to redeem the 2013 Notes prior to maturity.

In March 2009, we paid $149.7 million to repurchase a portion of our Senior Subordinated Notes due 2011 (2011 Notes) and recognized a gain of $9.1 million. In November 2009, we paid $346.1 million to repurchase the remaining 2011 Notes and recognized a gain of $10.4 million. The gain or loss on the repurchases was measured based on the carrying value of the repurchased portion of the Notes on the dates of repurchase. In connection with the February 2009 termination of the interest rate swap agreements related to the 2011 Notes, we discontinued fair value hedge accounting on the 2011 Notes and recorded a $15.6 million write-down in the carrying value of the embedded prepayment option on the 2011 Notes.

We repurchased the balance of our outstanding debt in the first quarter of 2010.  We had no outstanding debt at June 30, 2010.

Interest expense on long-term debt and other interest income/expense:

The following table is a breakdown of interest expense or income for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Interest expense on long-term debt	$10.8	$0.8	$21.2	$4.6
Other interest expense (income)	(0.1)	—	(0.3)	0.1

Our interest expense for the first half of 2010 consists primarily of the interest costs on the 2013 Notes until redemption in March 2010. For the second quarter and first half of 2009, we recorded interest expense on our outstanding 2013 and 2011 Notes. We estimate our quarterly interest expense for the remainder of 2010 to be approximately $1 million, consistent with the current quarterly expense.

Income taxes:

Income tax expense for the second quarter of 2010 was $24.0 million on earnings before tax of $17.9 million compared to an income tax recovery of $1.7 million for the same period in 2009 on earnings before tax of $3.6 million. Income tax expense for the first half of 2010 was $21.2 million on earnings before tax of $41.0 million compared to an income tax recovery of $5.6 million for the same period in 2009 on earnings before tax of $18.9 million. Current income taxes for the second quarter and first half of 2010 consisted primarily of the tax expense in jurisdictions with current taxes payable and additional taxes and penalties based on management’s best estimate of the expected outcome for a tax audit in Hong Kong. Deferred income taxes for the second quarter of 2010 were comprised primarily of the deferred tax expense for future taxable temporary differences in Canada. Deferred income taxes for the first half of 2010 were comprised primarily of the deferred tax recovery on losses and future deductible temporary differences in Canada. Current income taxes for the second quarter and first half of 2009 consisted primarily of the tax expense in jurisdictions with current taxes payable.  Deferred income taxes for the second quarter and first half of 2009 were comprised primarily of the deferred tax recoveries for losses and future deductible temporary differences in Canada.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter-to-quarter due to the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2010 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. We expect to continue to comply with the conditions governing the significant tax holidays.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions.

In connection with ongoing tax audits in Hong Kong, tax authorities have taken the position that income reported by one of our Hong Kong subsidiaries in 1999 through 2008 should have been materially higher as a result of certain inter-company transactions.  We submitted a proposed settlement of this tax audit to the Hong Kong tax authorities in July 2010; if accepted, the taxes and penalties would total approximately 129.5 million Hong Kong dollars (approximately $16.6 million at current exchange rates), including the impact on future periods as a result of the reversal of tax attributes.  There can be no assurance as to the final resolution of these proceedings.

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $24.2 million at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. We regularly review Brazilian laws and assess the likelihood of the realization of the future benefit of the tax losses. A change to the benefit realizable on these Brazilian losses could result in a substantial increase to our net future tax liabilities.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global manufacturing network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition can be successfully integrated or will generate the returns that we expected.

In January 2010, we acquired the shares of Scotland-based Invec for a purchase price of $5.0 million. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets. This acquisition is expected to enhance our global after-market services offering by integrating Invec’s proprietary reverse logistics software throughout our network.

In July 2010, we entered into an agreement to acquire the shares of Austrian-based Allied Panels, a medical engineering and manufacturing service provider focusing on diagnostic imaging products.  This acquisition is expected to strengthen our healthcare offering.  We expect to complete this acquisition during the third quarter of 2010.

Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the periods indicated (in millions):

	December 31	June 30
	2009	2010
Cash and cash equivalents	$937.7	$683.9

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Cash provided by (used in) operations	$54.5	$(4.3)	$102.1	$7.2
Cash used in investing activities	(13.8)	(9.7)	(44.5)	(17.3)
Cash used in financing activities	(2.7)	(14.3)	(139.3)	(243.7)

Cash provided by (used in) operations:

We used $4.3 million in cash from operations during the second quarter of 2010. The decrease in A/P by $102.7 million for the second quarter of 2010, which reflects the payment for inventory purchases, more than offsets the $47.5 million improvement in inventory and cash earnings, after adding back non-cash charges.

Cash used in investing activities:

Our capital expenditures were incurred primarily to enhance our supply chain and manufacturing capabilities in various geographies and to support new customer programs. During the first quarter of 2010, we completed the acquisition of Invec.

Cash used in financing activities:

During the second quarter of 2010, we paid $14.1 million in cash for the purchase of shares in the open market by a trustee to satisfy our obligation to deliver shares upon vesting of share unit awards under our long-term incentive plans. During the first quarter of 2010, we paid $231.6 million (first quarter of 2009 — $149.7 million) to repurchase outstanding Notes.  In February 2009, we terminated our interest rate swap agreements and received a $14.7 million cash settlement.

Cash requirements:

We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility and bank overdraft facilities, will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending for the next 12 months. At June 30, 2010, we had cash balances of $683.9 million and no debt outstanding.

As of June 30, 2010, we had committed approximately $15 million in capital expenditures, primarily for machinery, equipment and facilities in our lower-cost geographies to support new customer programs. Our capital spending will vary each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2010 to be approximately 1% of revenue, and expect to fund this spending from cash on hand.

We expect to fund the acquisition of Allied Panels in the third quarter of 2010 from cash on hand. We regularly review acquisition opportunities and, if we engage in a significant acquisition, we could require additional debt or equity financing to fund these transactions.

From time to time, we pay cash for the purchase of shares in the open market by a trustee to satisfy our obligation to deliver shares upon vesting of share unit awards under our long-term incentive plans. During the first half of 2010, we paid $15.1 million for the trustee’s purchase of approximately 1.6 million shares in connection with these plans.  We expect to continue to make these payments for the purchase of shares in the open market to meet our on-going obligations to settle awards as they vest in future periods.  As a result, we estimate an additional cash outlay of approximately $27 million during the second half of 2010 to settle awards vesting in the fourth quarter of 2010 and first quarter of 2011.

In July 2010, we announced our intention to file a NCIB to repurchase, at our discretion during the next 12 months, up to approximately 18 million, or 9%, of our subordinate voting shares on the open market.  The number of subordinate voting shares which may be purchased will be reduced by the number of subordinate voting shares purchased for employee equity-based incentive programs.  Any subordinate voting shares purchased under the NCIB will be cancelled. This plan is subject to the approval of the Toronto Stock Exchange. We expect to fund this share repurchase plan from existing cash resources.

We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws, third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In 2007, securities class action lawsuits were commenced against the Company and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint. These motions are pending. A parallel class proceeding has also been issued against the Company and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

In December 2009, we received a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. We recorded a recovery, net of estimated reserves, in other charges. Future adjustments to our estimated reserves, if any, will be recorded through other charges.

Risk factors:

There have been no material changes from the risk factors disclosed in Part I, Item 3D, “Risk Factors,” in our Annual Report on Form 20-F for the year ended December 31, 2009, except as set forth below:

Our results can be affected by rising labor costs — There is some uncertainty, particularly in Asia, with respect to rising labor costs in the near term and the significance of such increase, if any.  Any increase in labor costs that we are unable to factor into our pricing to our customers, could adversely impact our financial results.

The efficiency of our operations could be adversely affected by any disruptions to our IT services — We rely in part on various information technology (IT) systems to manage our operations and to provide analytical information to management.  These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunication services, physical and electronic loss of data, security breaches and computer viruses.  Any inefficiencies or production down-times resulting from such disruptions could have a negative impact on our ability to meet customers’ orders, resulting in a delay or decrease to our revenue and a reduction to our operating margins.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to credit facilities and bank overdraft facilities and share capital.

At June 30, 2010, we had cash of $683.9 million, comprised of cash (approximately 37%) and cash equivalents (approximately 63%). Our current portfolio consists of certificates of deposits and certain money market funds that are secured exclusively by U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at June 30, 2010 a Standard and Poor’s rating of A-1 or above.

We manage our capitalization levels and make adjustments, as available, for changes in economic conditions. At June 30, 2010, we had full access to a $200.0 million credit facility, access to bank overdraft facilities, and we could sell up to $250.0 million in A/R, on a committed basis, under an A/R sales program to provide short-term liquidity.

Our strategy on capital risk management has not changed since 2009. Other than the restrictive covenants associated with our credit facilities, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

Our revolving credit facility for $200.0 million expires in April 2011. The facility has restrictive covenants relating to debt incurrence, the sale of assets and a change in control. We are also required to comply with financial covenants related to indebtedness, interest coverage and liquidity. We were in compliance with all covenants and have full access to this facility at June 30, 2010. We have additional uncommitted bank overdraft facilities available for intraday operating requirements which total $65.0 million at June 30, 2010. There were no borrowings outstanding under either of these facilities at June 30, 2010.

We have entered into an agreement to sell certain A/R to a third-party bank (which had at June 30, 2010 a Standard and Poor’s rating of A-1) and other qualified purchasers. We can sell up to $250.0 million in A/R, on a committed basis, to provide short-term liquidity. At June 30, 2010, we sold $50.0 million of A/R under this program (December 31, 2009 — zero dollars sold; March 31, 2010 — $30.0 million sold). This program remains available to us until November 2010.

Standard and Poor’s provides a corporate credit rating on Celestica. This rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.  As at July 16, 2010, our Standard and Poor’s corporate rating is BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including certificates of deposit and money market funds that are secured exclusively by U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

At June 30, 2010, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies (in millions):

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$163.9	$0.94	19	$2.1
British pound sterling	94.5	1.51	4	0.1
Thai baht	78.3	0.03	12	0.6
Malaysian ringgit	61.7	0.30	12	1.1
Mexican peso	45.9	0.08	12	0.5
Euro	32.2	1.24	2	0.1
Singapore dollar	23.2	0.71	12	—
Romanian lei	18.7	0.32	10	(2.8)
Swiss franc	9.1	0.93	4	0.1
Czech koruna	7.0	0.05	6	(0.7)
Japanese yen	5.0	0.01	1	—
Brazilian real	2.6	0.54	3	(0.1)
Total	$542.1			$1.0

The fair value of these contracts at June 30, 2010 was a net unrealized gain of $1.0 million (December 31, 2009 — net unrealized gain of $8.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the time the forward contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of financial risks associated with financial instruments.

Market risk: This is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, which could affect our operations or the value of our financial instruments. To manage this risk, we enter into various derivative hedging transactions.

Currency risk: Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our foreign subsidiaries. We currently manage this risk through our hedging program using forecasts of future cash flows and our balance sheet exposures denominated in foreign currencies.

Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, these counterparty financial institutions each had at June 30, 2010 a Standard and Poor’s rating of A or above. The financial institution with which we have an A/R sales program had a Standard and Poor’s rating of A-1 at June 30, 2010. At June 30, 2010, we sold $50.0 million of A/R under this program. We believe that the credit risk of counterparty non-performance is low.

We also provide credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations. We review concentration of credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. As at June 30, 2010, less than 1% of our gross A/R were over 90 days past due and our allowance for doubtful accounts balance was $6.4 million.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. Management believes that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our credit facility and bank overdraft facilities are sufficient to support our financial obligations. At June 30, 2010, we had no outstanding debt.

Outstanding Share Data

As of July 19, 2010, we had 211.2 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 9.9 million outstanding stock options, 5.6 million outstanding restricted share units and 7.8 million outstanding performance share units, each such option or unit entitling the holder to receive one subordinate voting share pursuant to the terms thereof (subject to time or performance based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934 (the Exchange Act)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

During the second quarter of 2010, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s report on page F-1 of our Annual Report on Form 20-F. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for 2009. This report appears on page F-2 of our Annual Report on Form 20-F.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2008		2009				2010
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Revenue	$2,030.8	$1,935.4	$1,469.4	$1,402.2	$1,556.2	$1,664.4	$1,518.1	$1,585.4
Gross profit %	7.4%	7.3%	7.6%	7.3%	6.9%	6.6%	7.0%	6.8%
Net earnings (loss)	$32.1	$(822.2)	$19.2	$5.3	$(0.6)	$31.1	$25.9	$(6.1)
# of basic shares	229.4	229.4	229.4	229.4	229.5	229.7	229.9	230.3
# of diluted shares	230.3	229.4	229.4	230.2	229.5	232.0	232.8	230.3
Net earnings (loss):
per share — basic	$0.14	$(3.58)	$0.08	$0.02	$0.00	$0.14	$0.11	$(0.03)
per share — diluted	$0.14	$(3.58)	$0.08	$0.02	$0.00	$0.13	$0.11	$(0.03)

Comparability quarter-to-quarter:

The quarterly data reflects the following:

•                  the fourth quarters of 2008 and 2009 include the results of our annual impairment testing of goodwill and long-lived assets; and

•                  all quarters were impacted by our announced restructuring plans. The amounts vary from quarter-to-quarter.

Second quarter 2010 compared to first quarter 2010:

Revenue for the second quarter of 2010 increased 4% from the first quarter of 2010. Revenue from our enterprise communications, servers, industrial, aerospace and defense, and healthcare end markets were the primary drivers of the increase from the first quarter of 2010. Revenue from our consumer end market was relatively flat from the first quarter of 2010. As expected, revenue increased quarter-to-quarter reflecting increased demand as a result of an improved economic environment and higher volumes associated with previous program wins. Gross margin decreased from 7.0% of revenue in the first quarter of 2010 to 6.8% of revenue in the second quarter of 2010 primarily due to changes in product mix. Gross margin for the second quarter of 2010 also benefited from an inventory valuation reversal which positively impacted gross margin by 0.2%. The increase in restructuring charges from the first quarter of 2010 and the additional provisions for certain tax audits were the significant drivers of the net loss for the second quarter of 2010.

Second quarter 2010 actual compared to guidance:

On April 22, 2010, we provided the following guidance for the second quarter of 2010:

	Q2 2010
	Guidance	Actual
Revenue (in billions)	$1.50 to $1.60	$1.59
Adjusted net earnings per share (diluted)	$0.19 to $0.23	$0.21

Revenue and adjusted net earnings per share for the second quarter of 2010 were within our published guidance.

Our guidance includes a range for adjusted net earnings per share (which is a non-GAAP measure and is defined below). We believe adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with our competitors. A reconciliation of adjusted net earnings to Canadian GAAP net earnings is set forth below.

GAAP net loss per share for the second quarter of 2010 was $0.03.  We did not provide GAAP earnings per share guidance for the second quarter of 2010.

Non-GAAP Measures:

Management uses adjusted net earnings and other non-GAAP measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, both internally and against operating results of competitors, (iii) enhance investors’ understanding of the core operating results of our business and (iv) set management incentive targets.

We believe investors use both GAAP and non-GAAP measures to assess management’s past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycle or to other events that impact core operations.

Our non-GAAP measures include gross profit, gross margin (gross profit as a % of revenue), selling, general and administrative expenses (SG&A), SG&A as a % of revenue, operating earnings (EBIAT), operating margin (EBIAT as a % of revenue), adjusted net earnings, adjusted net earnings per share, ROIC and free cash flow. In calculating these non-GAAP financial measures, management excludes the following items:  stock-based compensation, amortization of intangible assets (excluding amortization of computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill and long-lived assets, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

These non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP measures are not measures of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure under Canadian or U.S. GAAP.  The most significant limitation to management’s use of non-GAAP financial measures is that the charges and expenses excluded from the non-GAAP measures are nonetheless charges that are recognized under GAAP and that have an economic impact on the Company.  Management compensates for these limitations primarily by issuing GAAP results to show a complete picture of the Company’s performance, and reconciling non-GAAP results back to GAAP.

The economic substance of these exclusions and management’s rationale for excluding these from non-GAAP financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options and restricted stock units granted to employees, is excluded because grant activities vary significantly from quarter to quarter in both quantity and fair value.  In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different option valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses.  Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, which consist primarily of employee severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities and reductions in infrastructure, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill and long-lived assets, result primarily when the carrying value of these assets exceeds their fair value.  These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of GAAP to non-GAAP measures (in millions, except per share amounts):

	Three months ended				Six months ended
	June 30				June 30
	2009		2010		2009		2010
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue

Revenue	$1,402.2		$1,585.4		$2,871.6		$3,103.5

GAAP gross profit	$101.7	7.3%	$107.6	6.8%	$212.9	7.4%	$213.3	6.9%
Stock-based compensation	3.6		4.1		6.6		8.1
Non-GAAP gross profit	$105.3	7.5%	$111.7	7.0%	$219.5	7.6%	$221.4	7.1%

GAAP SG&A	$61.9	4.4%	$61.3	3.9%	$129.3	4.5%	$121.8	3.9%
Stock-based compensation	(4.7)		(6.6)		(8.1)		(11.6)
Non-GAAP SG&A	$57.2	4.1%	$54.7	3.5%	$121.2	4.2%	$110.2	3.6%

GAAP earnings before income taxes	$3.6	0.3%	$17.9	1.1%	$18.9	0.7%	$41.0	1.3%
Net interest expense	10.7		0.8		20.9		4.7
Stock-based compensation	8.3		10.7		14.7		19.7
Amortization of intangible assets (excluding computer software)	1.9		1.3		5.0		2.6
Restructuring and other charges	20.7		23.8		26.7		29.5
Gains or losses related to the repurchase of shares or debt	—		—		6.5		8.8
Non-GAAP operating earnings (EBIAT) (1)	$45.2	3.2%	$54.5	3.4%	$92.7	3.2%	$106.3	3.4%

GAAP net earnings (loss)	$5.3	0.4%	$(6.1)	-0.4%	$24.5	0.9%	$19.8	0.6%
Stock-based compensation	8.3		10.7		14.7		19.7
Amortization of intangible assets (excluding computer software)	1.9		1.3		5.0		2.6
Restructuring and other charges	20.7		23.8		26.7		29.5
Gains or losses related to the repurchase of shares or debt	—		—		6.5		8.8
Adjustments for taxes (2)	(5.1)		18.6		(12.7)		11.0
Non-GAAP adjusted net earnings	$31.1	2.2%	$48.3	3.0%	$64.7	2.3%	$91.4	2.9%

Diluted EPS
W.A. # of shares (in millions) - GAAP	230.2		230.3		229.7		232.8
GAAP earnings (loss) per share	$0.02		$(0.03)		$0.11		$0.09
W.A. # of shares (in millions) - non-GAAP	230.2		232.8		229.7		232.8
Non-GAAP adjusted net earnings per share	$0.14		$0.21		$0.28		$0.39

ROIC % (3)	17.9%		23.9%		18.3%		23.6%

GAAP cash provided by (used in) operations	$54.5		$(4.3)		$102.1		$7.2
Purchase of property, plant and equipment, net of sales proceeds	(13.5)		(10.2)		(45.0)		(12.5)
Non-GAAP free cash flow (4)	$41.0		$(14.5)		$57.1		$(5.3)

(1)

EBIAT is defined as earnings before interest, amortization and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, and gains or losses related to the repurchase of shares or debt.

(2)	The adjustment to GAAP taxes is based on the estimated effective income tax rate expected to be applicable for the full fiscal period taking into account the tax effects on the non-GAAP adjustments.

(3)

Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. There is no comparable measure under Canadian or U.S. GAAP.

(4)

Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency of our liquidity as it represents cash generated after the purchase of capital equipment and property (net of proceeds from sale of surplus equipment and property).

Third quarter 2010 guidance:

For the third quarter of 2010, revenue is expected to be in the range of $1.55 billion to $1.65 billion.

We expect adjusted net earnings per share for the third quarter of 2010 to range from $0.20 to $0.24 per share.  We expect a negative $0.06 to $0.11 per share impact on a GAAP basis for the following items: quarterly stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

Our guidance for the third quarter of 2010 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days and can fluctuate significantly in terms of volume or mix of products; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Our guidance for the third quarter of 2010 is given for the purpose of providing information about management’s current expectations and plans relating to the third quarter of 2010. Readers are cautioned that such information may not be appropriate for other purposes.

Recent wins from new and existing customers in our consumer, computing and industrial segments, and the after-market services business, are expected to impact our future operating results.  Some of these programs are expected to ramp during the third and fourth quarters of 2010, with the full year impact throughout 2011.

Recent Accounting Developments

(a)                           International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada. Effective January 1, 2011, companies must convert from Canadian GAAP to IFRS. IFRS is effective for our first quarter ending March 31, 2011, with comparative data also prepared under IFRS.

We have initiated an IFRS transition project with a formal and detailed project plan and a dedicated project manager. A multi-functional project team consisting of management from finance, taxation, treasury, legal, human resources, IT and operations is engaged on the project. We have also engaged external IFRS consulting partners. We have established a formal governance structure that includes both a steering committee and an accounting technical review committee, and regular reporting is provided to our senior executive management and to our Audit Committee on the project’s progress. Our project focuses on the key areas impacted by this conversion, including financial reporting, systems and processes, communications and training. Our transition plan is progressing according to our implementation schedule.

The review of the potential impacts of IFRS was conducted in phases. In phase 1, we worked with independent consultants to complete a diagnostic of the key financial, systems and businesses that would potentially be impacted by our transition to IFRS. In phase 2, we completed our detailed analysis of the potential accounting and reporting differences between Canadian GAAP and IFRS, and made preliminary accounting policy choices. Although we have not completed our evaluation, we have not identified significant changes in our business activities as a result of the IFRS transition. We plan to continually evaluate any such impact during 2010.

Accounting Policies:

The following are our preliminary significant IFRS policy decisions and significant expected accounting differences, based on our analysis of the current IFRS standards. Additional differences between Canadian GAAP and IFRS may be identified prior to our adoption of IFRS on January 1, 2011. Although we have identified key accounting policy differences as discussed below, they should not be regarded as an exhaustive list and we may identify other changes during our conversion to IFRS.  The discussion below reflects our current assumptions, significant estimates and expectations.  Due to changes in circumstances, such as economic conditions or changes to our business operations, or the release of new or revised IFRS standards, we may decide at any time during the conversion process to adopt different policies as permitted under IFRS. The inherent uncertainty regarding the use of assumptions may also cause actual results to differ materially from the estimated impacts represented here.  We are not able to determine or precisely quantify all of the impacts that will result from this conversion until our adoption of IFRS is finalized in 2011.

First-time adoption of IFRS (IFRS 1):

Upon transition, a company is required to apply each IFRS on a retrospective basis. However, IFRS 1 has certain mandatory exceptions, as well as limited optional exemptions, in specific areas of certain standards that do not require retrospective application of IFRS. Based on our analysis to date, we expect to apply the following optional exemptions available under IFRS 1 that will be significant to us in preparing our first consolidated financial statements under IFRS:

Business combinations — IFRS 1 allows us to apply this standard on a prospective or retrospective basis. We have elected to apply IFRS 3 (revised), Business combinations, on a prospective basis for all business combinations completed after January 1, 2010.

Cumulative translation differences — IFRS 1 allows cumulative translation differences for foreign operations to be cleared through equity on transition. Gains or losses from the subsequent disposal of the foreign operations would exclude translation differences arising prior to adopting IFRS. We expect to reset our cumulative translation differences to zero on transition. We have cumulative translation gains of $46.9 million at December 31, 2009.  We expect to eliminate these gains from our cumulative translation account and reduce our deficit upon transition to IFRS.  This will not impact total equity.

IFRS to Canadian GAAP differences:

In addition to the IFRS 1 exceptions and exemptions, the following are preliminary differences between our Canadian GAAP accounting policies and those under IFRS that we believe are applicable and significant to Celestica based on our analysis to date:

Pension and other post-employment benefits — Under Canadian GAAP, actuarial gains and losses arising from defined benefit plans are generally deferred and amortized to the income statement over time using the corridor method. Under IFRS, we expect to recognize all actuarial gains and losses immediately through equity without recording them through the income statement in subsequent periods. We have approximately $140 million of unrecognized actuarial losses at December 31, 2009 under Canadian GAAP.  The immediate recognition of actuarial losses on transition will reduce our pension assets, increase pension liabilities and reduce equity.  We expect future pension expense to be lower under IFRS in the near term as pension expense will no longer include the amortization of net actuarial losses from transition and future actuarial gains and losses will be recorded directly in equity.  This policy adoption is expected to increase the future volatility of our equity. IFRS has additional standards with respect to the recovery of defined benefit assets and minimum funding requirements which could result in adjustments to the amounts recorded under Canadian GAAP. We are evaluating whether these additional standards will have an impact to our consolidated financial statements upon transition or in the future.

Restructuring costs — IFRS disallows transfer costs relating to ongoing activities to be classified as restructuring charges.  As a result, we expect to increase our cost of sales or SG&A, with an offsetting decrease to restructuring charges.  This reclassification within the income statement will not impact overall net earnings.

Hedge effectiveness measurement — IFRS requires us to incorporate credit risk into the assessment of hedge effectiveness and ineffectiveness and requires more documentation to support the hedging relationships. We expect that our hedging relationships will continue to qualify under IFRS.

Impairment of long-lived assets — Reversal of asset impairment losses is not permitted under Canadian GAAP. IFRS requires the reversal of impairment losses for assets other than goodwill if certain criteria are met. Although we have recorded impairment losses against property, plant and equipment and intangible assets under Canadian GAAP, we do not expect significant reversals upon transition to IFRS. Under IFRS, impairment testing is a one-step process; an impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. Under Canadian GAAP, impairment is tested using a two-step process. We may recognize higher impairment losses under IFRS.

Share-based payments — Under Canadian GAAP, each grant is treated as a single arrangement and compensation expense is determined at the time of grant and amortized over the vesting period, generally three to four years, on a straight-line basis. IFRS requires a separate calculation of compensation expense for awards that vest in installments. Under IFRS, compensation expense will differ from Canadian GAAP based on the changing fair values used for each installment and the timing of recognizing compensation expense, which will be accelerated under IFRS. On transition, the accelerated share-based costs are expected to increase our deficit with a corresponding adjustment to contributed surplus.  We expect that there will be no impact to total equity on transition.

Income taxes — The recognition of deferred income taxes for temporary differences arising from inter-company transfers of property and from foreign exchange fluctuations on non-monetary items are prohibited under Canadian GAAP. There are no similar exceptions under IFRS. In addition, other significant differences may include accounting for uncertain tax positions, backwards tracing and differences relating to presentation and disclosure. We will also be impacted by the potential income tax effect of the other IFRS changes noted above.

In addition, at this time we do not believe that the conversion to IFRS will have a significant impact on the financial covenants in our credit facilities.

The impact of IFRS at transition will depend on the IFRS standards in effect at the time, accounting elections we may not have yet made and the prevailing business and economic facts and circumstances. Our primary North American competitors are not required to convert to IFRS and, as a result, some of our financial results may be reported differently than this peer group.  We will continue to monitor changes in the IFRS standards and will adjust our transition plans accordingly.

Internal control over financial reporting and disclosure controls and procedures:

We have augmented our existing controls and procedures to include controls and procedures regarding the implementation of IFRS. Our quality assurance plan, which forms part of the overall IFRS transition plan, includes project management, communication and training, formal review of financial data with management oversight and certifications, internal audits, controls over financial system changes and the use of disclosure checklists. We expect that as we progress through our IFRS transition, we may adjust our plans.

Financial reporting expertise:

We identified key financial reporting experts at various levels of our business, who received advanced IFRS training from our consulting partners. We have prepared training materials covering the transition plan and applicable accounting standards and are continuing detailed training of our global finance organization. We are also holding IFRS information sessions for senior management and members of our IFRS steering committee and Audit Committee.

Information systems:

During 2009, we began to identify and assess the impact of IFRS on our financial systems. Our information technology team is in the process of designing solutions to ensure enterprise-wide IFRS compliance in IT systems. We currently are preparing our consolidations system to receive, consolidate and comply with the new reporting and data requirements under IFRS, which includes capturing financial data for the 2010 comparative period.

(b)                               Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs and restructuring charges will be expensed as incurred. This standard is equivalent to IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

(c)                                Multiple deliverable revenue arrangements:

In December 2009, the CICA issued EIC 175, “Multiple deliverable revenue arrangements,” which replaces the existing standards.  This abstract provides additional guidance for arrangements involving multiple deliverables including how consideration should be measured and allocated to the separate units of an arrangement.  This abstract is effective for 2011.  We are evaluating the impact of adopting this abstract on our consolidated financial statements.